Prospectus Supplement                           Filed Pursuant to Rule 424(b)(3)
to Prospectus Dated April 3, 1998                             File No. 333-09927



                               2,206,650  Shares

                         MAGAININ PHARMACEUTICALS INC.

                                 Common Stock


          This prospectus supplement supplements information contained in that certain prospectus of Magainin Pharmaceuticals Inc. originally dated September 18, 1996, as amended on May 8, 1997 and April 3, 1998 (the "Prospectus") covering the resale from time to time of up to 2,206,649 shares of common stock, $.002 par value (the "Common Stock"), of Magainin Pharmaceuticals Inc., a Delaware corporation (the "Company") by certain selling stockholders of the Company.

          The information set forth in this Prospectus Supplement is hereby added to and deemed to be included in the Prospectus and replaces, in its entirety, the information set forth in the Prospectus dated April 3, 1998 in the first paragraph of the prospectus cover and under the heading "Selling Stockholders". This Prospectus Supplement does not contain complete information about the offering of the Common Stock, and may not be delivered or utilized except in connection with the Prospectus dated April 3, 1998, including any amendments or supplements thereto.



                 THE DATE OF THIS PROSPECTUS IS JUNE __, 2000

     The shares offered hereby consist of (i) 1,037,842 shares (the "Original Shares") of common stock, $.002 par value per share ("Common Stock"), of Magainin Pharmaceuticals Inc., a Delaware corporation ("Magainin" or the "Company"), which are owned by the selling stockholders listed herein under "Selling Stockholders" (collectively, the "Selling Stockholders") and (ii) 1,168,808 shares (the "Warrant Shares" and, together with the Original Shares, the "Shares") of Common Stock which will be owned by the Selling Stockholders upon exercise of warrants issued by the Company (the "Warrants"). The Original Shares may be offered from time to time by the Selling Stockholders and the Warrant Shares may be offered from time to time by the Selling Stockholders following exercise of their Warrants. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by a Selling Stockholder will be borne by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.


                             SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of each Selling Stockholder and as adjusted to give effect to the sale of the Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."

     The Original Shares being offered hereby by the Selling Stockholders were acquired by them from the Company in private placement transactions pursuant to purchase agreements, dated as of August 6, 1996 (the "Purchase Agreements"), pursuant to which the Selling Stockholders acquired an aggregate of 1,556,763 Units, at a purchase price of $7.7083 per Unit, consisting of (i) an aggregate of 1,556,763 Shares of Common Stock, including the Original Shares, and (ii) the Warrants to purchase 1,011,896 Warrant Shares, at an exercise price, subject to adjustment, of $8.4791 per Warrant Share (the "Exercise Price"). An aggregate of 518,921 of such shares have previously been resold by certain of the Selling Stockholders. The Warrant Shares being offered hereby may be acquired, from time to time, by the Selling Stockholders upon exercise of the Warrants.

     Subject to certain exceptions, the Exercise Price per Warrant Share is subject to adjustment, on a weighted average basis, upon the following events:
(i) the issuance or sale of shares of Common Stock for a consideration per share of Common Stock less than the then current Exercise Price, (ii) the grant or sale by the Company of options for which the exercise price per share of Common Stock is less than the then current Exercise Price, (iii) the issuance or sale by the Company of any securities convertible into shares of Common Stock for which the conversion price per share of Common Stock is less than the then current Exercise Price, (iv) a change in any exercise price or conversion price for options or convertible securities to a price below the then current Exercise Price and (v) the subdivision or combination of shares of Common Stock. In such events, the number of Warrant Shares issuable upon exercise of the Warrants is subject to a corresponding adjustment.

     In connection with the public offering of 2,250,000 shares of Common Stock at $8.00 per share completed by the Company on November 20, 1997, the Warrants were adjusted to be exercisable for 1,017,872 shares at an exercise price of $8.4352 per share.

     In addition, the Exercise Price per Warrant was subject to a one-time adjustment per Warrant, at the option of the holder of such Warrant, in the event that the average of the closing prices for the Common Stock on the Nasdaq National Market in any calendar month prior to August 1999 is less than $7.7083. Several shareholders exercised their option to reset the exercise price, resulting in 254,468 Warrant Shares being adjusted to an exercise price of $6.9642 on March 10, 1998, and 339,290 Warrant Shares being adjusted to an exercise price of $6.0600 on July 6, 1998.

     In connection with the private placement of 620,540 shares of Common Stock at $3.22 per share completed by the Company on December 30, 1998, the Warrants were adjusted to be exercisable for 1,030,905 Warrant Shares at exercise prices ranging from $5.9945-$8.3091 per share.

     In connection with the public offering of 4,000,000 shares of Common Stock at $1.00 per share to selected institutional investors and $1.13 per share to directors of the Company completed by the Company on October 21, 1999, the Warrants were adjusted to be exercisable for 1,158,210 Warrant Shares at exercise prices ranging from $5.3548-$7.3727 per share.

     In connection with the private placement of 1,085,973 shares of Common Stock at $4.60 per share completed by the Company on May 8, 2000, the Warrants were adjusted to be exercisable for 1,168,808 Warrant Shares at exercise prices ranging from $5.3292-$7.2783 per share.

     In recognition of the fact that investors may wish to be legally permitted to sell their Shares when they deem appropriate, the Company has filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market of The Nasdaq Stock Market or in privately-negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the Shares are no longer required to be registered for the sale thereof by the Selling Stockholders.


                                                                                              Beneficial Ownership
                                                                                                 After Offering
                                                                                      ----------------------------------
                                               Number of Shares
                                              Beneficially Owned    Number of Shares    Number of Shares
Name of Selling Stockholder                    Prior to Offering      Being Offered         Shares            Percent
---------------------------                   -------------------   ----------------- -------------------   ------------
T. Rowe Price New Horizons Fund, Inc.               911,867              911,867                  0             --
Vector Later-Stage Equity Fund, L.P.                680,999              680,999                  0             --
Goodland International Investments, Ltd.*             1,586                1,586                  0             --
Weyburn Overseas Ltd.*                                  680                  680                  0             --
T. Rowe Price Health Sciences Fund, Inc.            227,967              227,967                  0             --
Bear, Stearns & Co. Inc.*                           383,551              383,551                  0             --


*On November 25, 1998 Goodland International Investments, Ltd. and Weyburn Overseas Ltd. transferred 236,109 and 101,189 Warrant Shares, respectively, to Bear, Stearns & Co. Inc.